Apotheka

software saas

Apotheka transforms Electronic Medical Records platforms into secure Blockchain ecosystems.

APOTHEKA.CO LOS ANGELES CALIFORNIA



Apothē

Hospitals in particular are plagued with poor security/encryption that has led to multiple data breaches and; secondly bad patient data leading to duplicate medical records, misdiagnosis, billing errors and medical malpractice. Privacy and data integrity are our main drivers because some of us have been impacted by these issues at one point.

Dennis Maliani CEO @ Apotheka

ABOUT UPDATES[0] GRAPEVINE[16] ASK A QUESTION[0]

OVERVIEW
STORY
INVESTOR
Q&A

Why you may want to support us...

1. Patent (pending) six-way patient validation on the Blockchain
2. Latest technology stack & security - Cloud, AI, IoT, & Blockchain
3. Integrative solution/interoperability (plug & play functionalities)
4. Value bundle solution (Security/Encryption, PHI Validation, Physicians Credentialing, revenue cycle management)

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Dennis Maliani
CEO
Dennis Maliani is the Founder of Apotheka Systems. His vast experience in the healthcare space spans 12 plus years at world-class hospitals systems and academic centers including Cedars Sinai, Keck Medicine Of USC, Memorial Care, Amgen among others.

Luis Lopez
COO
Luis Lopez has over 20 years of experience in professional consulting. He has been involved as a co-founder in two start-up companies, including Somega Healthcare Systems which was successfully sold.

Daniel Edelstein
CSO
Daniel Edelstein has worked on the payer side of healthcare with organizations that provide health insurance to the underprivileged communities of Los Angeles. Serving as the Chief of Enterprise Strategy, he works on identifying viable strategies.

Victor Pisacane
CTO
Formerly a Sr. software architect, IBM Watson Health. Innovative and dynamic professional software developer in emerging technologies, architect and team leader with 25 years of experience designing, developing and delivering software products.

Why people love us

Dennis is an ambitious, driven, and forward thinking entrepreneur, who sought out a critical need in the fragmented patient care, claims management, and revenue cycle as part of an overall health care system..He will definitely be able to raise capital as he scales his platform to accommodate more users..

Ravi Bhatia
Mentor

Dennis is a people's person and has the knack to strive for success. His ability to look at the customer and their need is a very valuable skillet for a successful product development. He is ethical and grounded to his roots.
Raj Kumar Bhaskar Customer

I've known Dennis to be an IQ and EQ strong person who blends vision, strategy, and execution flawlessly. He understands the hussle and has the grit to execute while operating at a highly influential network of people who can make things happen.
Bastiaan Den Braber Friend

See more on Buzz

In the news

BUSINESS INSIDER

Apotheka Systems Inc. Patents Patient Identity Validation On Blockchain | Markets Insider

LOS ANGELES, Dec. 18, 2018 /PRNewswire/ -- On Tuesday December 18 th announced the submittal of proprietary technology patents to the US Patent Office. This marks a milestone in the Healthcare EHR industry by

July 17, 2019 @ markets.businessinsider.com

Downloads

Apotheka Slide Deck Wefunder.pdf

The Story of Apotheka



Apothēka Blockchain & Use Cases In Healthcare
Watch later
Share
SURVEY OF CLOSE
500 TO

We started our platform development two and half years ago. Successfully boot strapped the process to bring our Apotheka solution to market.

First, we had to build an Electronic Medical Records Platform

To understand fully the value stream of a hospital or clinical operations we built an Electronic Medical records platform. Thereafter we integrated Blockchain in key areas of Patient scheduling/Registration, Point of care and Revenue cycle (payment flow to include insurance companies).



4652528
Apotheka EMR Sandbox
*Sample Patient chart
Medical Record No 4652528
Billing
Demographics
Contact
Clinical Reminders
Appointments

Wow! It worked!

In November 2018 we officially launched our platform to the healthcare and technology community in Los Angeles.



Apothēka
Retina Scan Added to
patients PHI Profile
on the Blockchain
Register Your Retina



Our next steps

We are now activating our fundraising efforts through Wefunder so that we can start our marketing and client acquisition phase.

We look forward to all of you joining us in building the next unicorn venture!

Investor Q&A

– COLLAPSE ALL

What does your company do?

Apotheka is SaaS solutions-focused company that uses blockchain given its iron-clad security and scalable, distributed design. Our solution integrates and transforms Electronic Medical Records platforms into secure Blockchain eco-systems.

Where will your company be in 5 years?

We hope (but not guarantee) to pursue an IPO or acquisition by a healthcare software company.

Why did you choose this idea?

Hospitals in particular are plagued with poor security/encryption that has led to multiple data breaches and; secondly bad patient data leading to duplicate medical records, misdiagnosis, billing errors and medical malpractice. Privacy and data integrity are our main drivers because some of us have been impacted by these issues at one point.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Advancement of emerging new technologies especially Blockchain has facilitated our initiative of creating secure eco-systems, with transparency, distributed immutable patient health information.
Healthcare Will Suffer 2-3X More Cyberattacks In 2019 - Cybersecurity Ventures

Security breaches and data integrity issues in healthcare sector have been tackled by various companies with little success due to lack of robust tools and technology infrastructures.

What is your proudest accomplishment?

Be able to bring our Apotheka Blockchain solution to martket through our bootstrapping efforts.

How far along are you? What's your biggest obstacle?

We have a solution that's market ready with tested use cases. Our obstacle is funding, we would like to aggressively tackle our entry to market and customer acquisition efforts.

Who are your competitors? Who is the biggest threat?

1. Patientory - main competitor - single use case
2. Blockchain health - single use case
3. Simply vital - single use case

What do you understand that your competitors don't?

1. Apotheka is the first one to file a patent for patient validation on the blockchain as part of ensuring data integrity in the healthcare value stream.
2. Apotheka's approach in multi use case approach (differentiator) because in hospitals there are multiple key data points we are tackling and resolving in the entire value stream - (Registration, Point of care, Clinical profiles, Security and Revenue cycle)

How will you make money?

Software subscription / License per seat and support fees (both items monthly)

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Biggest risk - Adoption rate since healthcare sector tends to adopt new technology advancements at a lower rate.
Client acquisition especially mid - large size hospital systems. 10-15 large hospital systems will help us hit our 1.5 - 2 years revenue forecasts.

What do you need the most help with?

Funding so that we can jump start our aggressive marketing and customer acquisition strategy

What would you do with the money you raise?

Use of Funds in percents:
Marketing ~ 50%
Software Development ~ 25%
Operations ~ 25%

This will provide us runway 9-15 months